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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)*

                                   Akorn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   009728 10 6
                         -------------------------------

                                 (CUSIP Number)


John N. Kapoor                             Copy to:    Christopher R. Manning
EJ Financial Enterprises, Inc.                         Burke, Warren, MacKay
225 E. Deerpath, Suite 250                             & Serritella, P.C
Lake Forest, IL  60045                                 330 N. Wabash, 22nd Floor
                                                       Chicago, IL  60611
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                July 13, 2001
                        ---------------------------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously field a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION.240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 2 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     John N. Kapoor Trust, dtd 9/20/89
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                4,934,900 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            4,934,900 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,934,900 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 3 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     John N. Kapoor
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                8,613,338 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            8,613,338 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0-(But see items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,613,338 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           /X/
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 4 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     EJ Financial Investment VIII, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                2,000,000 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            2,000,000 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 5 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Editha A. Kapoor
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                63,600 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            63,600 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,600 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .3% (But see Items 2 and 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 6 of 9 PAGES
          ------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     EJ Financial/Akorn Management, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      / /
                                                                   (b)      / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
     PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
Number Of                              7.   SOLE VOTING POWER
Shares
Beneficially                                1,395,000 (But see Items 2 and 5)
Owned by                                    ------------------------------------
Each                                   8.   SHARED VOTING POWER
Reporting
Person                                      -0- (But see Items 2 and 5)
With                                        ------------------------------------
                                       9.   SOLE DISPOSITIVE POWER

                                            1,395,000 (But see Items 2 and 5)
                                            ------------------------------------
                                       10.  SHARED DISPOSITIVE POWER

                                            -0- (But see Items 2 and 5)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,395,000 (But see Items 2 and 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                           / /
     EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2% (But see Items 2 and 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 7 of 9 PAGES
          ------------


          This Amendment No. 8 (the "Amendment") to Schedule 13D relates to the common stock, no par value ("Akorn Common Stock") of Akorn, Inc., a Louisiana corporation ("Akorn" or the "Company") with principal executive offices at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. This Amendment is filed jointly by the John N. Kapoor Trust, dated 9/20/89 (the "Trust"), of which John N. Kapoor is Trustee and sole beneficiary, John N. Kapoor, Editha Kapoor, wife of John N. Kapoor, EJ Financial Investment VIII, L.P., a Delaware limited partnership ("EJ VIII"), of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner and EJ Financial/Akorn Management, L.P., a Delaware limited partnership ("EJ/Akorn") of which John N. Kapoor is managing general partner and Editha Kapoor is the other general partner.

Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. On July 13, 2001, the Trust and the Company entered into a Convertible Bridge Loan and Warrant Agreement pursuant to which the Trust agreed to provide $5,000,000 of convertible subordinated debt (the "Subordinated Debt") to the Company. The Trust used its own capital funds as the source of funds for the Subordinated Debt. Among the provisions of the Convertible Bridge Loan and Warrant Agreement, is one which grants the Trust the right to convert the Subordinated Debt into shares of the common stock of the Company, with $3,000,000 of the Subordinated Debt being convertible at a price of $2.28 per share and the remaining $2,000,000 of Subordinated Debt being convertible at a price of $1.80 per share. In addition, interest earned on the Subordinated Debt may also, at the option of the Trust, be converted into shares of common stock of the Company. Further, as part of the consideration provided to the Trust for the Subordinated Debt, the Company agreed to issue the Trust warrants to purchase shares of the Company's common stock. In all, the Company issued two warrants to the Trust. Under the terms of the first warrant, 1,000,000 shares of the Company's common stock may be purchased by the Trust at a cost of $2.85 per share. Under the second warrant, the Trust is allowed to acquire 667,000 shares of the Company's common stock at a price of $2.25 per share.

Item 4 PURPOSE OF TRANSACTION. The purpose of the transaction was to allow the Company to comply with the terms of its senior debt instruments which required the Company to obtain an infusion of $5,000,000 of subordinated debt. The Trust, as well as the other persons filing this Amendment No. 8 have acquired the shares of Akorn common stock as an investment and intend to continue to review Akorn's business affairs and general economic and industry conditions. Based upon such review, persons named herein, will, on an ongoing basis, evaluate various alternative courses of action including additional capital investments in Akorn. Alternatively, the persons filing this statement may sell all or a portion of their holdings in Akorn in the open market, subject to the requirements of Rule 144 or as otherwise permitted.

Item 5    INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of the date hereof, (i) the Trust beneficially owns (A) 841,000 shares of Akorn Common Stock representing 3.6% of the shares of Akorn Common Stock, (B) warrants allowing it to purchase up to 1,667,000 shares of common stock representing 7.1% of the shares of Common Stock; and (C) convertible subordinated debt which is convertible into 2,426,900 shares of common stock, representing 10.3% of the shares of Common Stock; (ii) John N. Kapoor beneficially owns (A) presently exercisable options to purchase 263,438 shares (the "Option Shares") of Akorn Common Stock representing 1.1% of the shares of Akorn Common Stock, (B) 20,000 shares of Akorn Common Stock representing .1% of the shares of Akorn Common Stock, (C) 4,934,900 shares of Akorn Common Stock representing 20.1% of the shares of Akorn Common Stock through the Trust, of which he is sole Trustee,
                    (D) 2,000,000 shares of Akorn Common Stock, representing 8.4% of the shares of Akorn Common Stock in his capacity as Managing General Partner of EJ VIII; and (E) 1,395,000 shares of Akorn Common Stock, representing 5.9% of the shares of Akorn Common Stock in his capacity as Managing General Partner of EJ/Akorn; (iii) Editha Kapoor beneficially owns 63,600 shares of Akorn Common Stock representing

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 8 of 9 PAGES
          ------------


                    .3% of the shares of Akorn Common Stock in her capacity as Trustee of four trusts established for the benefit of the children of John Kapoor and Editha Kapoor (the "Chidrens' Trusts"); (iv) EJ VIII owns 2,000,000 shares of Akorn Common Stock representing 10.3% of the shares of Akorn Common Stock; and (v) EJ/Akorn owns 1,395,000 shares of Akorn Common Stock representing 7.2% of the shares of Akorn Common Stock.

               (b) The Trust, acting through its trustee, has sole voting and dispositive power over 4,934,900 shares of Akorn Common Stock and does not share voting power or dispositive power over any other shares of Akorn Common Stock. John N. Kapoor has sole voting and dispositive power over 8,613,338 shares of Akorn Common Stock (comprised of the shares of Akorn Common Stock, options and warrants held by himself, the Trust, EJ VIII and EJ/Akorn and the Option Shares). Editha Kapoor, as trustee of the Childrens' Trusts, has sole voting and dispositive power over 63,600 shares of Akorn Common Stock representing the shares held in the Childrens' Trusts. EJ VIII, acting through its managing general partner, has sole voting and dispositive power over 2,000,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shares of Akorn Common Stock. EJ/Akorn, acting through its managing general partner, has sole voting and dispositive power over 1,395,000 shares of Akorn Common Stock and does not share voting or dispositive power over any other shar4es of Akorn Common Stock.

               (c) On March 29, 2001, Dr. Kapoor was granted a stock option to acquire 500,000 shares of the Company's common stock at a price of $2.25 per share. Of these shares 125,000 are vested as of the date hereof. Except for the foregoing transactions, and as set forth above, the Reporting Persons do not beneficially own any shares of Akorn Common Stock and have effected no transactions in shares of Akorn Common Stock during the preceding 60 days.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 7    MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 -- Copy of an Agreement between the persons named herein to file this Amendment No. 8 to Schedule 13D on behalf of each of them.


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 009728 10 6                                         Page 9 of 9 PAGES
          ------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ John N. Kapoor
November 30, 2001                           -----------------------------------
                                            John N. Kapoor

November 30, 2001                           /s/ Editha Kapoor
                                            -----------------------------------
                                            Editha Kapoor

                                       John N. Kapoor Trust
                                       dtd 9/20/89

November 30, 2001                      By:  /s/ John N. Kapoor, Trustee
                                            ----------------------------------
                                            John N. Kapoor as Trustee


                                       EJ FINANCIAL INVESTMENTS VIII, L.P.


November 30, 2001                      By: /s/ John N. Kapoor
                                       ----------------------------------------
                                       John N. Kapoor, Managing
                                       General Partner


                                       EJ FINANCIAL/AKORN MANAGEMENT, L.P.


November 30, 2001                      By: /s/ John N. Kapoor
                                       ----------------------------------------
                                       John N. Kapoor, Managing
                                       General Partner


183705.1


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.